GREAT LAKES POWER INC.


------------------------
2002 ANNUAL REPORT

GREAT LAKES POWER INC. is an independent power producer with operations and developments located mainly in North America. Our power operations, which operate under the name "Brascan Power", include 37 hydroelectric generating stations and one natural gas-fired cogeneration plant with a combined generating capacity of 1,636 megawatts. Our current operations generate on average 7,000 gigawatt hours of electricity annually and have water storage capacity of 1,767 gigawatt hours.

Our goal is to build long-term sustainable cash flow by investing in high quality assets at attractive values, by actively working to increase returns on capital invested in these assets and by continually pursuing opportunities for future growth.

Great Lakes is a wholly owned subsidiary of Brascan Corporation
(TSX: BNN.A, NYSE: BNN).



HEAD OFFICE                          CONTENTS


GREAT LAKES POWER INC.               2002 Highlights                          1
Suite 300, P.O. Box 762
BCE Place, 181 Bay Street            Corporate Profile                        2
Toronto, Ontario
M5J 2T3                              Management's Discussion and Analysis     3

Telephone: 416-363-9491              Consolidated Financial Statements        9
Facsimile: 416-363-2856
                                     Ten Year Review                         21

                                     Directors and Officers                  21

2002 HIGHLIGHTS



FINANCIAL HIGHLIGHTS
millions, except per share amounts                       2002                       2001                 2000
-----------------------------------                   ----------                 ----------           ----------
OPERATING RESULTS
Net power revenue                                      $  326                      $  215                $  178
Net income                                                167                         131                   116

FINANCIAL POSITION
Total assets(1)                                         3,500                       2,930                 2,642
Shareholders' equity(1)                                 1,374                       1,299                 1,249
                                                      ----------                 ----------           ----------

--------------------
(1) At December 31


OPERATING HIGHLIGHTS                                     2002                      2001                 2000
-----------------------                               ----------                 ----------           ----------
Total installed capacity (megawatts)(1)                 1,636                         991                   905
Electricity generation (gigawatt hours)(2)              5,584                       3,959                 4,003
                                                      ----------                 ----------           ----------

------------------
(1) At 100%
(2) Proportionate



POWER OPERATIONS(1)                                   GENERATING                 GENERATING           INSTALLED
at December 31, 2002                                   STATIONS                     UNITS             CAPACITY
-------------------------                             -----------                -----------          ----------
                                                                                                      megawatts
ONTARIO
  Great Lakes Power                                          12                       22                   331
  Mississagi Power                                            4                        8                   488
  Valerie Falls Power                                         1                        2                    10
  Lake Superior Power                                         1                        3                   110
                                                      -----------                -----------          ----------
                                                             18                       35                   939

QUEBEC
  Lievre River Power                                          3                       10                   238
  Pontiac Power                                               2                        7                    28
                                                      -----------                -----------          ----------
                                                              5                       17                   266

NORTHEAST UNITED STATES
  Maine Power                                                 6                       31                   126
  New Hampshire Power                                         6                       21                    31
                                                      -----------                -----------          ----------
                                                             12                       52                   157

OTHER POWER OPERATIONS
  Powell River Energy                                         2                        7                    82
  Louisiana HydroElectric Power                               1                        8                   192
                                                      -----------                -----------          ----------
                                                              3                       15                   274
                                                      -----------                -----------          ----------
TOTAL                                                        38                      119                 1,636
                                                      ===========                ===========          ==========

-----------------
(1) All operations are hydroelectric power generation, except for the Lake Superior Power natural gas-fired cogeneration plant.


                                                            2002 ANNUAL REPORT 1

CORPORATE PROFILE

Great Lakes Power Inc. ("Great Lakes" or the "company") is an independent electric power generation company with operations in Canada and the United States. The company operates 38 power generating stations with a combined generating capacity of 1,636 megawatts ("MW"). These stations include 37 hydroelectric generating facilities with an installed capacity of 1,526 MW and one 110 MW natural gas-fired cogeneration plant. Great Lakes is also involved in power transmission and distribution.

Great Lakes is a wholly owned subsidiary of Brascan Corporation ("Brascan"). Brascan operates in the real estate, power generation and financial sectors, with investments in the resource sector. Brascan's common shares are listed on the New York and Toronto stock exchanges.

Great Lakes is committed to expanding its power production base by acquiring existing hydroelectric assets and developing greenfield sites.

Great Lakes conducts its power generating operations in Ontario, Quebec and the northeast United States, with other power operations in British Columbia and Louisiana. These operations are primarily wholly owned either directly or by the Great Lakes Hydro Income Fund, in which the company owns a 50% interest.

The company's principal operating units are summarized below.

ONTARIO

Great Lakes Power includes a generating business with 12 hydroelectric stations located on the Magpie, Michipicoten, Montreal and St. Mary's Rivers in northern Ontario, having a combined generating capacity of 331 MW. Great Lakes Power also includes a separate transmission and distribution business which has supplied power to the city of Sault Ste. Marie and the Algoma District for almost 90 years.

Mississagi Power includes four hydroelectric generating stations in northern Ontario located on the Mississagi River northeast of Sault Ste. Marie, with a combined generating capacity of 488 MW. These facilities were acquired by the company in May 2002.

Valerie Falls Power is a 65% owned 10 MW hydroelectric generating station located on the Seine River in northwestern Ontario.

Lake Superior Power is a 110 MW natural gas-fired cogeneration station located in Sault Ste. Marie, Ontario.

QUEBEC

Lievre River Power consists of three hydroelectric generating stations located on the Lievre River in western Quebec with a combined generating capacity of 238 MW. This operation has four transmission interconnections with the Quebec power grid and two with the Ontario power grid.

Pontiac Power includes two hydroelectric generating stations with a combined generating capacity of 28 MW located on the Noire and Coulonge Rivers in western Quebec. This operation also has a transmission interconnection with the Ontario power grid.

NORTHEAST UNITED STATES

Maine Power consists of six hydroelectric generating stations having a combined generating capacity of 126 MW located on the Penobscot River in northern Maine. These facilities were acquired by the company in February 2002.

New Hampshire Power includes six hydroelectric generating stations with a combined capacity of 31 MW located on the Androscoggin River in northern New Hampshire. These facilities were acquired by the company in May 2002.

OTHER POWER OPERATIONS

Powell River Energy consists of two 50% owned hydroelectric generating stations in southwestern British Columbia with a combined generating capacity of 82 MW. These facilities were acquired by the company in February 2001.

Louisiana HydroElectric Power owns and operates a 192 MW run-of-the-river hydroelectric generating station and sediment control facility on a diversion of the lower Mississippi River in Louisiana. The company has a 75% residual interest in this facility.

Great Lakes is completing a 30 MW hydroelectric generating station in British Columbia and is also constructing three hydroelectric stations in southern Brazil with a combined capacity of 61 MW.





 2 GREAT LAKES POWER INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS


OPERATIONS REVIEW

SUMMARY

Production statistics for the company's power generating operations for 2002 and 2001 are shown below:



                                             2002            2001
                                          ----------      ----------
POWER GENERATED (gigawatt hours)(1)
Ontario                                     2,531             1,793
Quebec                                      1,585             1,418
Northeast United States                       558                --
Other Power Operations                        910               748
                                           ------            ------
Total                                       5,584             3,959
                                           ======            ======
POWER REVENUE ($ millions)
Ontario                                    $  198            $  182
Power purchases                               (14)              (55)
                                           ------            ------
                                              184               127
Quebec                                         80                69
Northeast United States                        37                --
Other Power Operations                         25                19
                                           ------            ------
Net Power Revenue                          $  326            $  215
                                           ======            ======

----------------
1. Power generation is calculated on a proportionate ownership basis.

The company's power operations generated 5,584 gigawatt hours ("GWh") of electricity during 2002, up from 3,959 GWh in 2001 primarily due to new acquisitions and a return to more normal precipitation levels after unusually dry conditions in 2001.

ONTARIO

Power generated by the company's operations in Ontario increased by 41% to 2,531 GWh from 1,793 GWh in 2001. This reflected the acquisition of Mississagi Power in May 2002 which generated 340 GWh during the balance of the year, and a return to more normal hydrology and generation at the Great Lakes Power system.

Power generated by the company's operations in Ontario in 2002 compared to 2001 is shown below:


gigawatt hours                               2002            2001
---------------                           ----------      ----------

Great Lakes Power - Generation              1,639             1,301
Mississagi Power                              340                --
Valerie Falls Power                            45                51
Lake Superior Power(1)                        507               441
                                           ------            ------
                                            2,531             1,793
                                           ======            ======

--------------
1. Includes electricity equivalents of contracted gas sales.

Following the opening of the electricity market in the Province of Ontario to competition on May 1, 2002, the company made a number of changes in response to the new regulatory environment, including the termination of its power purchase agreement with Ontario Power Generation ("OPG"). Great Lakes Power's operations have been restructured into two separate businesses: a generation unit and a regulated power transmission and distribution unit. The company continues to be a distributor of power in its historical service area in the Algoma District and sells electricity to the Public Utility Commission of Sault Ste. Marie and St. Marys Paper under power sales agreements.

In May 2002, the company acquired four hydroelectric generating stations located on the Mississagi River northeast of Sault Ste. Marie in northern Ontario from OPG for $346 million. These stations have a combined generating capacity of 488 MW and are being operated in conjunction with the company's other 12 hydroelectric stations in this area.

In October 2002, the company acquired Duke Energy's 50% interest in the Lake Superior Power co-generation plant in Sault Ste. Marie, Ontario, increasing its ownership in this facility to 100%. The consideration for this acquisition was $67 million, comprised of $30 million in cash and the assumption of $37 million of debt. Lake Superior Power is operated in conjunction with the company's other hydroelectric power stations in northern Ontario. All of its electricity production is sold to Ontario Electricity Finance Corporation under a long-term contract.

During 2002, the company substantially completed the 45 MW Robert A. Dunford hydroelectric generating station on the Michipicoten River near Wawa in northern Ontario, to be commissioned during the first quarter of 2003. This project, named after a former Chairman of the company, has been completed on schedule and under budget at a cost of $72 million. It replaces the older 28 MW High Falls generating station with a larger, more efficient station with increased peak-period generating capability.

QUEBEC

Power generated by the company's operations in Quebec increased by 12% to 1,585 GWh from 1,418 GWh in 2001. The increase is related to improved water levels at Lievre River Power during the summer of 2002. Power generated by the company's operations in Quebec in 2002 compared to 2001 is shown below:


gigawatt hours                               2002            2001
---------------                           ----------      ----------

Lievre River Power                          1,399             1,224
Pontiac Power                                 186               194
                                           ------            ------
                                            1,585             1,418
                                           ======            ======


NORTHEAST UNITED STATES

The company's two power operations in the northeast United States, Maine Power and New Hampshire Power, were acquired during 2002. These two new operations generated 558 GWh during the year since their acquisition. These amounts were below their long term averages due to lower precipitation levels in New England.




                                                            2002 ANNUAL REPORT 3

Power generated by the company's operations in northeast United States in 2002 is shown below:


gigawatt hours                          2002
----------------                      -------
Maine Power                             477
New Hampshire Power                      81
                                       ----
                                        558
                                       ====

In February 2002, the company acquired Maine Power, an integrated power generating and distributing system in northern Maine from Great Northern Paper Inc. for US$156.5 million. This system includes six hydroelectric generating stations located on the main and west branches of the Penobscot River with a combined generating capacity of 126 MW, as well as an interconnection with the New England Power Pool. Construction commenced in November 2002 on the expansion of this interconnection from 20 MW of capacity to 150 MW for completion during the first half of 2003. This will facilitate the transmission of Maine Power's surplus generation into the New England Power Pool.

In May 2002, the company expanded its presence in the northeastern United States with the acquisition of six hydroelectric generating stations in northern New Hampshire from a local forest products company for US$32 million. These stations located on the Androscoggin River are being operated in conjunction with the company's six Maine Power stations.

The New Hampshire Power acquisition was made in conjunction with the purchase by Nexfor Inc. ("Nexfor"), an affiliate of Brascan, of certain pulp and paper facilities in that state. During the first quarter of 2003, the company expects to start construction of a 25 MW cogeneration plant in Berlin, New Hampshire. This station will provide electricity and steam for sale to Nexfor's pulp and paper facilities and is expected to be completed in 2004.

OTHER POWER OPERATIONS

Power generated by the company's other power operations in North America increased by 22% to 910 GWh from 748 GWh in 2001. This reflected improved water flows on the lower Mississippi River which increased power generation at Louisiana HydroElectric Power by 13%. Power generation at Powell River Energy, which was acquired in February 2001, increased by 49% due to a return to normal water levels and a full year of generation available to the company.

Power delivered by the company's other North American power operations in 2002 compared to 2001 is shown below:


gigawatt hours                          2002         2001
-----------------                     --------     --------

Louisiana HydroElectric Power            639         566
Powell River Energy                      271         182
                                         ---         ---
                                         910         748
                                         ===         ===

During 2002, construction progressed on the 30 MW Pingston Creek hydroelectric generating station near Revelstoke, B.C. Developed in a 50/50 joint venture with Canadian Hydro Developers Inc., this project is expected to start production in the first half of 2003. In August 2002, the partners signed a 20-year contract to sell this station's power to BC Hydro. This project is expected to increase the company's generating capacity in British Columbia and further enhance the company's geographic diversification.

Development work continues on five new hydroelectric generating stations in southern Brazil. Construction is under way on three of these stations: the 30 MW Passo do Meio project in the State of Rio Grande do Sul, and the 16 MW Pedrinho and 15 MW Salto Natal projects in the State of Parana, all of which are expected to be completed in the first half of 2003.

INCOME ANALYSIS

Great Lakes' net income for 2002 increased to $167 million from $131 million in 2001.

Financial results for the year ended December 31, 2002 compared to 2001 are shown in the following table:


millions, except per share amounts                  2002       2001
-----------------------------------               --------   --------
Revenues
  Power revenue                                     $340       $270
  Power purchases                                    (14)       (55)
                                                    ----       ----
  Net power revenue                                  326        215
  Investment & other income                           92        105
                                                    ----       ----
                                                     418        320
                                                    ====       ====
Expenses
  Interest                                            90         82
  Operating & maintenance                             60         37
  Fuel purchases                                      18         21
  Depreciation                                        40         27
  Non-controlling interests                           18         12
  Income & other taxes                                25         10
                                                    ----       ----
                                                     251        189
                                                    ----       ----
Net income                                          $167       $131
                                                    ====       ====


POWER REVENUE

Total power revenue for 2002 was $340 million compared with $270 million in 2001, an increase of 26% primarily due to the acquisitions of Mississagi Power, Maine Power and New Hampshire Power and better hydrology and electricity prices.

Great Lakes strives to maximize the stability and predictability of power generating revenues through the use of fixed price contracts to minimize the impact of price fluctuations, and through diversification of watersheds and water storage reservoirs to minimize fluctuation in generation levels.

Approximately 85% of the company's projected 2003 revenues is subject to fixed price contracts or regulated revenue requirements. The remaining revenue is generated through the sale of power on a wholesale basis. Due to the low cost of hydroelectric power and the ability to increase generation during peak pricing



 4 GREAT LAKES POWER INC.

periods, the company is able to generate attractive margins on its uncommitted capacity. Great Lakes' long-term sales contracts have an average duration of 17 years, and its counterparties are almost exclusively customers with long-standing credit history or investment grade ratings.

Ontario

Power operations in Ontario contributed $184 million of revenue in 2002 compared to $127 in 2001. The main reasons for the increased revenues were the return to long-term average generation at Great Lakes Power and the addition of Mississagi Power. Correspondingly, generation in this region increased to 2,531 GWh from 1,793 GWh in 2001.

Quebec

Power operations in Quebec contributed $80 million of revenue in 2002 compared to $69 million in 2001. The increase is attributed to improved generation at Lievre River Power along with improved average prices, secured by long-term contracts.

Northeast United States

The company acquired two power operations in the Northeast United States during February and May of 2002. These operations contributed 558 GWh of generation and $37 million in revenues during the balance of the year.

Other Power Operations

Other power operations include the results of Louisiana HydroElectric Power and Powell River Energy. Revenue from other power operations totalled $25 million in 2002, compared with $19 million in 2001. The increase is a result of improved water conditions on the lower Mississippi River, which increased generation at Louisiana HydroElectric Power, combined with a full year of generation from Powell River Energy.

POWER PURCHASES

The company had an obligation to serve all customers in its Great Lakes Power service area in northern Ontario until May 1, 2002, the date when the electricity market in Ontario opened to competition. As a result, the company purchased power from OPG as required to supplement its own generation. After May 1, 2002, this obligation ceased and, as a result, supplemental power purchases are no longer required.

INVESTMENT AND OTHER INCOME

Investment and other income for 2002 was $92 million compared with $105 million in 2001. Investment and other income consists of dividend income from long-term investments and the company's securities portfolio, and interest on loans receivable. The decrease in investment and other income is attributed to lower average interest rates in Canada and the United States, and decreased loans receivable balances during the year.

EXPENSES

Total expenses for 2002 were $251 million compared with $189 in 2001. Total expenses increased by 33% from 2001 as a result of the acquisitions of Mississagi Power, Maine Power and New Hampshire Power and a full year of expenses for Powell River Energy, which was acquired in February 2001.

Interest expense in 2002 was $90 million compared to $82 million in 2001. Interest expense consists of the costs related to servicing property specific borrowings and corporate term debt. The increase in interest expense is attributable to additional debt incurred as a result of acquisitions. These costs were partially offset by decreasing interest rates during the year.

Operating and maintenance costs increased to $60 million in 2002 compared with $37 million in 2001. Operating and maintenance costs consist of labour, materials and administrative support. The increase in operating and maintenance costs is primarily attributable to the acquisitions in 2002.

Fuel purchases consist of the costs for natural gas required for the Lake Superior Power cogeneration plant. Fuel purchases were $18 million in 2002 compared to $21 million in 2001. The decrease in fuel purchases is a result of less gas purchased for resale in 2002.

Depreciation expense in 2002 was $40 million compared to $27 million in 2001. The increase is attributable to the acquisitions in 2002 and 2001.

Non-controlling interests expense increased to $18 million in 2002 compared with $12 million in 2001. Non-controlling interest consists of the allocation of income associated with the non-controlling interests in the company's consolidated entities. The increase is related to the higher earnings recorded by the Great Lakes Hydro Income Fund (the "Income Fund"), which is 50% owned by other investors.

Income and other taxes increased to $25 million in 2002 compared with $10 million in 2001. Income and other taxes consist of municipal and other generation taxes on hydroelectric facilities and federal, provincial and state income taxes. The increase in income and other taxes is primarily related to municipal taxes on the assets acquired during the past two years, and increased non-cash provisions for federal and provincial income taxes, which are accounted for under the future liability method of accounting.

                                                            2002 ANNUAL REPORT 5

BALANCE SHEET ANALYSIS

The company's total assets increased during 2002 from $2,930 million to $3,500 million, due mainly to investments in additional generating capacity. Assets and liabilities at December 31, 2002 and 2001 are summarized in the following table:


millions                                2002             2001
---------                             -------          -------
Assets
  Cash & cash equivalents             $    10          $    10
  Accounts receivable & other             186              336
  Securities                              590              706
  Long-term investments                   559              521
  Power generating assets               2,155            1,357
                                      -------          -------
                                      $ 3,500          $ 2,930
                                      =======          =======
Liabilities
  Accounts payable & other            $   158          $    92
  Property specific borrowings            905              556
  Corporate term debentures               593              596
Future income taxes                       120              116
Non-controlling interests                 350              271
Shareholders' equity                    1,374            1,299
                                      -------          -------
                                      $ 3,500          $ 2,930
                                      =======          =======

FINANCIAL ASSETS

The company's accounts receivable and other assets decreased to $186 million in 2002 from $336 million in 2001 due principally to the draw down of interest bearing deposits with affiliates in order to finance investments in the company's power generating operations.

The company's securities portfolio, which is comprised primarily of preferred shares of affiliated Canadian companies, decreased from $706 million to $590 million in 2002. The composition of the company's securities portfolio by business sector at December 31, 2002 and 2001 is summarized below:

millions                                2002            2001
---------                             -------          -------
Property                              $   160          $   270
Natural resources                         161              152
Financial services & diversified          199              214
Other                                      70               70
                                      -------          -------
                                      $   590          $   706
                                      =======          =======


The book values of the company's long-term investments and the underlying securities at December 31, 2002 and 2001 are shown below:


millions                               2002             2001
---------                             -------          -------
Brascan Financial Corporation         $   195          $   195
Noranda Inc.                              146              146
Brascan Corporation                       112              112
Other investments                         106               68
                                      -------          -------
                                      $   559          $   521
                                      =======          =======


Great Lakes holds a senior preferred share investment in Brascan Financial Holdings Inc. which, together with Brascan, owns all of the common shares of Brascan Financial Corporation ("Brascan Financial"), a Canadian-based financial services company. Brascan's combined interest in Brascan Financial was increased from 71% during 2002 as a result of Brascan's offer to purchase all of the outstanding common shares of this company. Brascan Financial's results for the two years ended December 31, 2002 are shown below:


millions                               2002             2001
---------                             -------          -------
Total assets                          $ 4,334          $ 3,585
Shareholders' equity                    2,844            2,660
Revenues                                  501              444
Net income                                272              251


Great Lakes holds a senior preferred share investment in Noranda Equities Inc. which, together with Brascan, owns 40% of the common shares of Noranda Inc. ("Noranda"). Noranda, a publicly listed company, is a major producer of mined and refined base metals. Noranda's financial results for the two years ended December 31, 2002 are shown below:


millions                                2002             2001
---------                             -------          -------
Total assets                         $ 11,377         $ 12,141
Shareholders' equity                    2,928            3,797
Revenues                                6,090            6,152
Net income (loss)                        (700)             (92)


Noranda's loss in 2002 reflects a charge of $630 million relating to the writedown of its magnesium operations in Quebec.

Great Lakes owns a $112 million senior preferred share investment issued by a wholly owned subsidiary of Brascan. Brascan's financial results for the two years ended December 31, 2002 are shown below:


millions                                2002             2001
---------                             -------          -------
Total assets                         $ 22,788          $21,929
Common equity                           4,162            4,261
Revenues                                4,810            1,269
Net income                                130              311


The decrease in Brascan's net income in 2002 reflects its share of Noranda's higher loss related to the writedown of its magnesium operations.

Other investments include primarily the company's shares of First Toronto Investments Limited, a Brascan subsidiary which holds investments in equity securities of Canadian corporations, primarily companies affiliated with Brascan.

POWER GENERATING ASSETS

The depreciated cost of the company's power generating assets increased during 2002 from $1,357 million to $2,155 million.

Power generating assets in Canada increased by 50% from $911 million in 2001 to $1,366 million in 2002. This increase is a result of the acquisition of Mississagi Power and the remaining half interest in Lake Superior Power.

The acquisition in 2002 of Maine Power and New Hampshire Power resulted in the ownership of power


6  GREAT LAKES POWER INC.

generating assets with a book value of $301 million at year end in the Northeast United States region.

Other power operations increased 9% from $446 million in 2001 to $485 million in 2002. The increase is attributed to additional costs related to assets under development and the increase in the company's investment in Louisiana HydroElectric Power.

LIQUIDITY AND CAPITAL RESOURCES

The company's liquidity and capital requirements are affected primarily by the results of operations, capital expenditures, debt service requirements and working capital needs. The net cash provided by or used in operating, financing and investing activities for 2002 and 2001 was as follows:

millions                                2002             2001
---------                             -------          -------
Cash provided by (used in):
  Operating activities                $   237           $  183
  Financing activities                    347              122
  Investing activities                   (584)            (314)


Cash provided by operating activities increased during 2002 to $237 million compared with $183 million in 2001 for the reasons discussed under "Income Analysis".

Cash provided by financing activities increased during 2002 to $347 million compared with $122 million in 2001. Financing activities in 2002 included acquisition debt related to the acquisition of Mississagi Power, Maine Power and New Hampshire Power, Income Fund financing and $33 million in a first property specific bond financing for Valerie Falls.

In May 2002, the Income Fund issued 14.7 million units at $14.00 per unit. Fifty percent of the units issued were subscribed for by Great Lakes. Gross proceeds from the issue totaled $206 million.

Cash utilized in investing activities increased in 2002 to $584 million from $314 million in 2001 primarily due to the acquisitions of Mississagi, Maine, New Hampshire and the remaining half interest in Lake Superior for a total investment of $713 million. This was offset by a decrease in deposit balances, which were collected during the year in order to finance acquisitions.

LIABILITIES

Accounts payable and other increased to $158 million in 2002, compared to $92 million in 2001. The increase is related to increased working capital balances relating to operations acquired during the year.

Great Lakes' borrowings includes property specific borrowings, corporate debentures, bank credit facilities and bridge loan facilities provided by Brascan.

At December 31, 2002, the company's total debt was $1,498 million, as detailed in the following table:

                                       AVERAGE          Average
                                      INTEREST         Interest
millions                          2002    RATE     2001    Rate
--------                        --------------    -------------
First Mortgage Bonds
  Great Lakes Power Ltd.         $ 316    5.8%    $ 317    5.6%
  Great Lakes Hydro
    Income Fund                    100    7.5%      100    7.5%
Other property
    specific borrowings            489    6.3%      139    8.2%
                                ------           ------
                                   905              556

Corporate term debentures          593    7.4%      596    7.4%
                                ------           ------
                                $1,498           $1,152
                                ======           ======


The maturity schedule of the company's property specific borrowings is as follows:


millions                    Annual Repayments
--------                    -----------------
2003                                   $  483
2004                                        8
2005                                      235
2006                                        4
2007                                        2
Thereafter                                173
                                       ------
                                       $  905
                                       ======


In addition to the above debt, the company has a commercial paper program with an authorized amount of $100 million. The company's commercial paper is currently rated R-1(low) by Dominion Bond Rating Service and A-2 by Standard & Poor's.

CAPITAL BASE AND FINANCIAL POSITION

The company's capital base at December 31, 2002 of $1,374 million was comprised of common equity with a book value of $1,126 million or $11.11 per share and a further $248 million of subordinated convertible debentures. The convertible debentures mature September 2013 and interest and principal may be paid by the company in the form of its common shares. The debentures are therefore included as part of the company's capital base.

The composition of the company's capital base at December 31, 2002 and 2001 is summarized in the following table:


millions, except number of shares       2002            2001
---------------------------------     -------          -------
Subordinated convertible
debentures                            $   248          $   248
Common shares                           1,126            1,051
                                      -------          -------
                                      $ 1,374          $ 1,299
                                      =======          =======


Regular dividends paid on the company's common shares in both 2002 and 2001 amounted to $64.9 million, representing an earnings payout ratio of 39% in 2002.


                                                           2002 ANNUAL REPORT  7

The company's policy is to distribute surplus operating cash flows not required for investment in power generating facilities to its common shareholders in the form of regular quarterly and special dividend payments.

BUSINESS ENVIRONMENT AND RISKS

Operating income from hydroelectric power generation fluctuates in relation to the availability of water and the ability to generate and deliver power to markets with the highest power rates. While changes in the level of precipitation impact the amount of power generated by individual operations, the diversified locations of the company's hydroelectric power stations across several different watershed areas in Canada and the United States help to balance the financial impact of these fluctuations.

Deregulated electricity markets in northeast Canada and the United States have resulted in fluctuations in the price of power based on supply and demand dynamics. This volatility in prices is managed through long-term fixed price contracts on approximately 85% of the company's power production.

Counterparty credit risk is inherent in the company's long-term fixed price contracts. The company manages this risk by entering into contracts with counterparties that are either (i) investment grade or (ii) have an established credit history.

The Ontario Government opened the Ontario electricity supply market to full competition on May 1, 2002. Further government actions were announced in November 2002, including the implementation of a 4.3 cent / kwh retail cap. However, the price for power that generators, other than OPG, receive in the wholesale market was not capped.

Regulatory changes may result in uncertain power markets in the short term, which could impact the operating income from the company's power businesses.

Investment income from a substantial portion of the company's preferred shareholdings varies generally with the amount invested, as the rate of return is generally fixed. Income from other investments is sensitive to interest rate changes; however, a similar offsetting sensitivity exists with a portion of the company's debt.

OPERATING STRATEGY

The company's primary goal is to generate increased return on capital for its shareholders.

The company is committed to expanding its power generating business by enhancing and expanding its power production base. To achieve this objective, the company has four strategic priorities: (i) increase and strengthen cash flow from the generation business; (ii) expand its production base through the acquisition of existing generating assets and development of greenfield sites; (iii) expand access to new interconnected electricity markets in the United States through the company's existing transmission interconnections between Ontario and Quebec, and other planned and proposed interconnections with adjacent markets in the United States, and (iv) position the company to market power in open access, competitive markets, thereby optimizing the value of its generation portfolio through the timing of power sales with peak pricing periods and securing long-term contracts.

FORWARD-LOOKING STATEMENTS

The company's financial analysis and review contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words "believe", "expect", "anticipate", "intend", "estimate" and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements include general economic conditions, weather conditions, interest rates, availability of equity and debt financing and other risks. The company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.




 8 GREAT LAKES POWER INC.

                       CONSOLIDATED FINANCIAL STATEMENTS

MANAGEMENT RESPONSIBILITY

TO THE SHAREHOLDERS

The attached financial statements and other financial information have been prepared by the company's management which is responsible for their integrity and objectivity. To fulfill this responsibility, the company maintains systems of internal control and policies and procedures to ensure that its reporting practices and accounting and administrative procedures are of high quality. These policies and procedures are designed to provide relevant, reliable and timely financial information. These statements have been prepared in conformity with Canadian generally accepted accounting principles and, where appropriate, reflect estimates based on judgments of management. Financial information presented elsewhere in this Annual Report is consistent with that shown in the accompanying consolidated financial statements.

Deloitte & Touche LLP, the independent auditors appointed by the shareholders, have examined the financial statements of the company in accordance with Canadian generally accepted auditing standards to enable them to express to the shareholders their opinion on the financial statements. Their report as auditors is set out below.

These statements have also been reviewed by the Board of Directors and by its Audit Committee, which meets with the auditors and management to review the activities of each and reports to the Board of Directors. The auditors have full access to the Audit Committee and meet with the committee both with and without the presence of management. The Board of Directors, through its Audit Committee, oversees management's financial reporting responsibilities and is responsible for reviewing and approving the financial statements.

/s/  Craig J. Laurie
------------------------------------------
Vice-President and Chief Financial Officer
February 7, 2003


AUDITORS' REPORT

TO THE SHAREHOLDERS OF GREAT LAKES POWER INC.

We have audited the consolidated balance sheets of Great Lakes Power Inc. as at December 31, 2002 and 2001 and the consolidated statements of income, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.



/s/ Deloitte & Touche LLP
----------------------------------
Toronto, Canada
February 7, 2003



                                                            2002 ANNUAL REPORT 9

CONSOLIDATED BALANCE SHEET

December 31
millions
                                                 note    2002      2001
                                                 ----  ------    ------
ASSETS

   Cash and cash equivalents                           $   10    $   10
   Accounts receivable and other                  3       186       336
   Securities                                     4       590       706
   Long-term investments                          5       559       521
   Power generating assets                        6     2,155     1,357
                                                 --    ------    ------
                                                       $3,500    $2,930
                                                       ======    ======

LIABILITIES

   Accounts payable and other                          $  158    $   92
   Property specific borrowings                   8       905       556
   Corporate term debentures                      9       593       596

FUTURE INCOME TAX LIABILITY                      10       120       116

NON-CONTROLLING INTERESTS                        11       350       271

SHAREHOLDERS' EQUITY                             12     1,374     1,299
                                                 --    ------    ------
                                                       $3,500    $2,930
                                                       ======    ======

Approved by the Board:



/s/ Sidney A. Lindsay                            /s/ Edward C. Kress
---------------------                            -------------------

10 GREAT LAKES POWER INC.

CONSOLIDATED STATEMENT OF INCOME


Years ended December 31
millions, except per share amounts                   note        2002      2001
                                                     ----        ----      ----
REVENUE

Power revenue                                                   $ 340     $ 270
Power purchases                                                    14        55
Net power revenue                                                 326       215
Investment and other income                                        92       105
                                                                -----     -----
                                                                  418       320
                                                                -----     -----
EXPENSES

Interest                                                           90        82
Operating and maintenance                                          60        37
Fuel purchases                                                     18        21
Depreciation                                                       40        27
Non-controlling interests                                          18        12
Income and other taxes                                 10          25        10
                                                                -----     -----
                                                                  251       189
                                                                -----     -----
NET INCOME                                                      $ 167     $ 131
                                                                -----     -----
DILUTED NET INCOME PER COMMON SHARE                    13       $1.32     $1.04
                                                                -----     -----


CONSOLIDATED STATEMENT OF RETAINED EARNINGS


Years ended December 31
millions                                             note        2002      2001
                                                     ----        ----      ----

RETAINED EARNINGS

Balance, beginning of year                                      $ 448     $ 398
Net income                                                        167       131
Distributions to holders of common shares
and equivalents                                        12         (80)      (81)
Adjustment for change in accounting policy              1          (8)       --
Fund unit issue costs                                              (4)       --
                                                                -----     -----
Balance, end of year                                            $ 523     $ 448
                                                                =====     =====

                                                           2002 ANNUAL REPORT 11

CONSOLIDATED STATEMENT OF CASH FLOWS

Years ended December 31
millions                                               2002             2001
                                                      ------           ------
CASH FLOW FROM OPERATIONS

  Net income                                          $  167           $  131
  Add non-cash items
    Depreciation                                          40               27
    Hydrological provisions                               (3)             (17)
    Other                                                  6               (5)
                                                      ------           ------
CASH FLOW FROM OPERATIONS                             $  210           $  136
  Net change in non-cash working capital                  27               47
                                                      ------           ------
  Cash provided by operating activities                  237              183
                                                      ------           ------
FINANCING AND SHAREHOLDER DISTRIBUTIONS

  Borrowings                                             405              249
  Debt repayments                                        (54)            (110)
  Issuance of fund units                                 103               78
  Distributions:
    -- Great Lakes Hydro Income Fund unitholders         (27)             (14)
    -- Common shares and equivalents                     (80)             (81)
                                                      ------           ------
                                                         347              122
                                                      ------           ------
INVESTING

  Securities purchases                                   (10)            (107)
  Securities sales                                       125               51
  Long-term investments                                  (36)              14
  Loans and other receivables                            171              (94)
  Power generating assets                               (834)            (178)
                                                      ------           ------
                                                        (584)            (314)
                                                      ------           ------
CASH AND CASH EQUIVALENTS

  Increase (decrease)                                     --               (9)
  Balance, beginning of year                              10               19
                                                      ------           ------
Balance, end of year                                  $   10           $   10
                                                      ======           ======
SUPPLEMENTARY INFORMATION

  Interest paid                                       $   85           $   84
  Taxes paid                                          $   16           $   15
                                                      ======           ======

12 GREAT LAKES POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   SUMMARY OF ACCOUNTING POLICIES

BUSINESS OPERATIONS

The company is incorporated under the laws of Ontario and develops, owns and operates hydroelectric and other power generating facilities principally in Canada and the United States. The company also conducts investment activities, which include the receipt of interest and dividends on the company's financial assets as well as gains realized on investment transactions.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include:

(i) the accounts of all subsidiaries and other controlled entities of Great Lakes Power Inc. (the "company") including Great Lakes Power Limited, Great Lakes Hydro Income Fund (the "Income Fund"), Lake Superior Power, Valerie Falls Power, Hydro Pontiac Inc. ("Pontiac Power") and Highvale Power Corporation; and

(ii) the accounts of incorporated and unincorporated joint ventures and partnerships to the extent of the company's proportionate interest in their respective assets, liabilities, revenue and expenses, including the company's investment in Powell River Energy.

The company owns a 75% non-controlling residual interest in Louisiana HydroElectric Power, which is equity accounted.

INVESTMENTS

Partly owned businesses, where the company is able to exercise significant influence, are carried on the equity method. Interests in jointly controlled entities are proportionately consolidated. Other long-term investments are carried at the lower of cost and net realizable value.

The excess of acquisition costs over the underlying net book values of the company's investment is evaluated for impairment in conjunction with the evaluation of the carrying value of the investment. Management assesses the recoverability of its investment as a whole based on a review of the expected future operating income and cash flows of these investments on a discounted basis.

REVENUE AND EXPENSE RECOGNITION

Revenue from the sale of electricity and steam is recorded based upon output delivered at rates as specified under contract terms or prevailing market rates. Electricity sales revenue is recognized when power is provided.

Investment income is recorded on the accrual basis, less a provision for uncollectible interest, fees, commissions or other amounts.

The company maintains hydrological insurance which partially compensates for the effect of variations in streamflow when measured against long-term averages. Until May 1, 2002, the company was rate regulated and maintained provisions to adjust for the effect of similar hydrology variations.

SECURITIES

Securities are carried at the lower of cost and their estimated net realizable value with any valuation adjustments charged to income. This policy considers the company's intent to hold an investment through periods where quoted market values may not fully reflect the underlying value of that investment. Accordingly, there are periods where the "fair value" or the "quoted market value" may be less than cost. In these circumstances, the company reviews the relevant securities to determine if it will recover its carrying value within a reasonable period of time and adjust it, if necessary. The company also considers the degree to which estimation is incorporated into valuations and any potential impairment relative to the magnitude of the related portfolio.

LOANS RECEIVABLE

Loans and notes receivable are carried at the lower of cost and estimated realizable value calculated based on expected future cash flows, discounted at market rates for assets with similar terms.

FINANCING COSTS

Expenses related to the issuance of debt are amortized over the term of the debt. Expenses related to the issuance of the company's shares are charged to retained earnings. Interest on funds used in construction and on development projects is capitalized.

INCOME TAXES

The company uses the asset and liability method in accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and measured using the enacted, or substantively enacted, tax rates and laws that will be in effect when the differences are expected to reverse, taking into account the organization of the company's financial affairs and its impact on taxable income and tax losses.

FOREIGN EXCHANGE

Assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the rate of exchange in effect at the balance sheet date. Revenues and expenses are translated at the weighted average rate for the year.

PENSION BENEFITS AND EMPLOYEE FUTURE BENEFITS

The cost of retirement benefits for the defined benefit plan and post-employment benefits is recognized as



                                                           2002 ANNUAL REPORT 13
the benefits are earned by employees. The company uses the accrued benefit method pro-rated on the length of service and management's best estimate assumptions to value its pension and other retirement benefits. Assets are valued at fair value for purposes of calculating the expected return on plan assets. For the defined contribution plan, the company expenses payments based on employee earnings.

DERIVATIVE FINANCIAL INSTRUMENTS

The company, principally through wholly owned Brascan Energy Marketing Inc., uses derivative financial instruments to manage commodity price risk associated with the company's production, operating and risk management activities. Gains and losses resulting from these instruments are included in income on the same basis as the asset, liability or contract being hedged. Non-hedging activity is subject to policy limits and any gains or losses recorded in investment and other income on a fair value basis.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses. Actual results could differ from those estimates.

CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2002, the company adopted, without restatement of the prior period comparative financial statements, the new accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA") on Business Combinations and Goodwill and Other Intangible Assets.

This standard requires that all business combinations be accounted for using the purchase method and establishes specific criteria for the recognition of intangible assets separately from goodwill. Under the standards, goodwill will no longer be amortized but will be subject to impairment tests on at least an annual basis. During 2002, the company and its subsidiaries were required to perform impairment tests on goodwill recorded as of January 1, 2002. As a result, $8 million was recorded against opening retained earnings in relation to the goodwill recorded on the acquisition of Powell River Energy.

Effective January 1, 2002, the company adopted the new CICA accounting recommendations on the impairment of long-lived assets. When the carrying value of a long-lived asset is less than its net recoverable amount as determined on an undiscounted basis, an impairment loss is recognized to the extent that its fair value, measured as the discounted cash flows over the life of the asset when quoted market prices are not readily available, is below the asset's carrying value.

FUTURE ACCOUNTING POLICY CHANGES

In November 2001, the CICA issued Accounting Guideline 13, Hedging Relationships ("AcG-13"), which will apply to fiscal years beginning on or after July 1, 2003.

The guideline sets out the criteria that must be met in order to apply hedge accounting for derivatives and is based on many of the principles outlined in the U.S. standard relating to derivative instruments and hedging activities. Specifically, the guideline provides detailed guidance on (a) the identification, designation, documentation and effectiveness of hedging relationships, for purposes of applying hedge accounting; and (b) the discontinuance of hedge accounting.

The CICA issued a draft Accounting Guideline,
Consolidation of Special-Purpose Entities on August 1, 2002. The proposed guideline provides guidance on determining who is a primary beneficiary of the special purpose entities and will therefore be required to consolidate the special purpose entities.

The CICA issued a draft Accounting Guideline, Disclosure of Guarantees which will require a guarantor to disclose significant information about guarantees it has provided to third parties, without regard to its evaluation of whether it will have to make any payments under the guarantees. This guideline is expected to have effect for interim and annual periods ending on or after March 31, 2003.

The CICA issued a new standard, Asset Retirement Obligations, which requires the recognition of a liability for obligations for asset retirements in the period the liability is incurred. This standard will result in increasing the carrying value of a company's liabilities and assets. The asset retirement obligation will be amortized as an expense over the life of the asset. This guidance applies to, for example, site restoration of a mine, oil or gas well or landfill, nuclear plant decommissioning and removal of plant and equipment from leased property on termination of the lease. The standard is effective for fiscal years beginning on or after January 1, 2004.

The effects of these guidelines and standards are under review and have not been determined at this time.

COMPARATIVE FIGURES

Certain of the prior year's figures have been reclassified to conform with the 2002 presentation.

14  GREAT LAKES POWER INC.

2.   ACQUISITIONS

The company acquired interests in four power generating assets in 2002 and one in 2001. All acquisitions have been accounted for using the purchase method of accounting and the results of their operations have been included in these consolidated financial statements from the date of acquisition.

MAINE POWER

In February 2002, the Income Fund completed the acquisition of the hydroelectric generating system and related transmission facilities in northern Maine, USA from Great Northern Paper Inc. ("GNP") for cash consideration of $242 million and a promissory note of $7 million payable to GNP. The system consists of six hydroelectric generating stations located on the Penobscot River with a combined generating capacity of approximately 126 MW and eleven water storage dams.

The fair value assigned to the assets acquired was as follows:

millions                                    2002
--------                                    ----
Power generating assets                    $ 251
Working capital                               (2)
                                           -----
Net assets acquired                        $ 249
                                           -----
Consideration paid                         $ 249
                                           =====


NEW HAMPSHIRE POWER

In May 2002, the Income Fund completed the acquisition of a hydroelectric generating system located in New Hampshire from American Tissue Inc. for cash consideration of $50 million. The system consists of six hydroelectric stations located on the Androscoggin River in New Hampshire,with a combined generating capacity of approximately 31 MW.

The fair value assigned to the power generating assets acquired was equal to the cash consideration paid.

MISSISSAGI POWER

In May 2002, the Income Fund completed the acquisition of a hydroelectric generating system located in northern Ontario from Ontario Power Generation Inc. and OPG-Mississagi River Inc. for cash consideration of $346 million. The system consists of four hydroelectric stations located on the Mississagi River with a combined generating capacity of approximately 488 MW and four water storage dams.

The fair value assigned to the assets acquired was as follows:

millions                                    2002
--------                                    ----
Power generating assets                    $ 345
Working capital                                1
                                           -----
Net assets acquired                        $ 346
                                           -----
Consideration paid                         $ 346
                                           =====


LAKE SUPERIOR POWER

In November 2002, the company acquired the 50% interest which it did not own in the Lake Superior Power cogeneration station in northern Ontario for cash consideration of $30 million.

The net assets acquired as a result of the acquisition and the consideration given are as follows:

millions                                    2002
--------                                    ----
Assets acquired
  Current assets                           $   6
  Power generating assets                     61
Liabilities assumed
  Long term debt                             (37)
                                           -----
Net assets acquired                        $  30
                                           -----
Consideration paid                         $  30
                                           =====


POWELL RIVER ENERGY

In February 2001, the Income Fund acquired a 50% indirect interest in the Powell River Energy hydroelectric power generation and transmission facilities in southwestern British Columbia for cash consideration of $58 million. The net assets acquired as a result of the acquisition and the consideration given are as follows:

millions                                    2001
--------                                    ----
Assets acquired
  Power generating assets                  $  58
  Goodwill                                    17
Liabilities assumed
  Future income tax liability                (17)
                                           -----
Net assets acquired                        $  58
                                           -----
Consideration paid                         $  58
                                           =====


3.   ACCOUNTS RECEIVABLE AND OTHER

The composition of accounts receivable and other is as follows:

millions                         2002        2001
--------                         ----        ----
Demand deposits                 $ (14)      $ 190
Coal royalty receivables           70          70
Trade receivables                  85          29
Prepaid interest and other         45          47
                                -----       -----
                                $ 186       $ 336
                                =====       =====


The fair value of the company's accounts receivable and other approximates their carrying values at December 31, 2002 and 2001 based on expected future cash flows from these assets, discounted at market rates for assets with similar terms and investment risks.

4.   SECURITIES

The fair value of the company's securities at December 31, 2002 was $583 million (2001 - $705 million). In determining fair values, quoted market prices are used where available and, where not available, management estimates the amounts which could be recovered over time or through a transaction with knowledgeable and willing third parties under no compulsion to act.

                                                           2002 ANNUAL REPORT 15

The securities consist of 68% floating rate securities and 32% fixed rate securities with an average yield at December 31, 2002 of 6.40%.

All financial and investment transactions with affiliated companies are at normal market terms. Affiliated companies include Brascan and its subsidiaries and equity accounted investees. At December 31, 2002, the carrying value of securities and deposits with affiliated companies amounted to $536 million and $(14) million, respectively (2001 - $660 million and $190 million). In 2002, income from securities and loans with affiliated companies amounted to $39 million (2001 - $48 million).

5.   LONG-TERM INVESTMENTS

Long-term investments include the company's direct and indirect interests in Brascan Financial Corporation, Noranda Inc., Brascan Corporation and First Toronto Investments Limited.

The book values of the company's long-term investments and the underlying securities at December 31, 2002 and 2001 are shown below:


millions                                       2002                2001
--------                                      ------              ------
Brascan Financial Corporation                 $  195              $  195
Noranda Inc.                                     146                 146
Brascan Corporation                              112                 112
Other investments                                106                  68
                                              ------              ------
                                              $  559              $  521
                                              ======              ======

6.   POWER GENERATING ASSETS

The composition of the company's power generating assets at December 31, 2002 and 2001, by geographic area and asset type, is shown below:


millions                                       2002                2001
--------                                      ------              ------
By geographic area:
Ontario                                       $  937              $  471
Quebec                                           429                 440
Northeast United States                          304                  --
Other                                            485                 446
                                              ------              ------
                                              $2,155              $1,357
                                              ======              ======
By asset type:
Generation                                    $1,846             $ 1,017
Transmission                                     157                 156
Distribution                                      69                  65
Other                                             82                  53
                                              ------              ------
                                               2,154               1,291
Accumulated depreciation
  and amortization                              (331)               (264)
                                              ------              ------
                                               1,823               1,027
Investment in Louisiana HydroElectric            332                 330
                                              ------              ------
                                              $2,155              $1,357
                                              ======              ======

Power generating assets includes the cost of the company's 18 power generating stations in Ontario, 5 hydroelectric generating stations in Quebec, 12 hydroelectric stations in the Northeast United States and 50%share of two Powell River Energy hydroelectric generating stations, and the company's Highvale Power coal assets.

The company's 75% residual interest in Louisiana HydroElectric Power's hydroelectric generating station and sediment control works is shown on an equity accounted basis. The financial accounts of Louisiana HydroElectric Power for 2002 and 2001 are as follows:


millions                                       2002                2001
--------                                      ------              ------
Assets                                        $1,604              $1,568
Property specific borrowings                   1,273               1,261
Other liabilities                                155                 156
Operating revenues                               209                 187
Operating expenses                                55                  53
Net income                                        24                   7
                                              ======              ======

Depreciation is based on the service lives of the assets which are 60 years for hydroelectric generation, 20 years for cogeneration and 40 years for transmission, distribution and other.

The company's hydroelectric power facilities operate under various renewable agreements for water rights which extend through the year 2008 for Great Lakes Power, 2044 for Valerie Falls Power, 2019 and 2020 for Pontiac Power, 2019 for Lievre River Power and 2031 for Louisiana HydroElectric Power. Substantially all of the water rights for Powell River Energy are perpetual.

7.   JOINT VENTURES

The following amounts represent the company's proportionate interest in incorporated and unincorporated joint ventures reflected in the company's accounts. (These amounts include Powell River Energy in 2001 and 2002 and Lake Superior Power in 2001 only.)


millions                                       2002                2001
--------                                      ------              ------
Assets                                        $   59              $  125
Liabilities                                       56                  84
Operating revenues                                 9                  46
Operating expenses                                 8                  31
Net income                                         1                  10
Cash flows from operating activities               2                  16
Cash flows from investing activities              (1)                (60)
Cash flows from financing activities              (1)                 37
                                              ======              ======


16  GREAT LAKES POWER INC.

8.   PROPERTY SPECIFIC BORROWINGS

millions                                               2002               2001
--------                                              ------             ------
Great Lakes Power Limited
  First Mortgage Bonds
    Series 4 (US $105)                                $ 166              $ 167
    Series 5                                            150                150
                                                     ------             ------
                                                        316                317
                                                     ======             ======
Great Lakes Power Trust
  Credit Agreements                                       7                 15
  First Mortgage Bonds
    Series 1                                             50                 50
    Series 2                                             25                 25
    Series 3                                             25                 25
                                                     ------             ------
                                                        107                115
                                                     ======             ======
Other Power Operations
  Property specific borrowings
    Pontiac Power                                        62                 63
    Valerie Falls Power                                  33                 --
    Powell River Energy                                  38                 47
    Lake Superior Power                                  19                 14
    Mississagi Power                                    151                 --
    Great Lakes Hydro America (US $113)                 179                 --
                                                     ------             ------
                                                      $ 905              $ 556
                                                     ======             ======

The US$105 million First Mortgage Bonds Series 4 bear interest at the rate of 6.57%, are due on June 16, 2003 and are secured by a charge on the company's wholly owned power generating assets in northern Ontario.

The $150 million First Mortgage Bonds Series 5 bear interest at the rate of 4.58%, are due on June 16, 2003 and are secured by a charge on the company's wholly owned power generating assets in northern Ontario. Through the use of an interest rate swap, the company pays interest at a rate which varies with the Banker's Acceptance ("B.A.") rate. These bonds replaced the $95 million First Mortgage Bonds Series 3 bearing interest at a rate of 6.69%, which matured December 31, 2001.

The Income Fund First Mortgage Bonds Series 1, 2 and 3 bear interest at 7.33%, 7.55% and 7.78%, respectively; and are due April 24, 2005, April 24, 2010 and April 24, 2015, respectively. These Mortgage Bonds are secured by charges on all present and future real and personal property of Great Lakes Power Trust, which is wholly owned by the Income Fund.

The $62 million Pontiac Power mortgage loans bear interest at a blended rate of 10.52%, amortized monthly to a maturity of December 1, 2020 and are secured by charges on the respective Pontiac Power generating assets.

The $33 million Valerie Falls First Mortgage Bond bears interest at 6.84%, with interest only payments semi-annually for the first 20 years and blended principal and interest payments for the remaining 20 years to a maturity of December 20, 2042.

The company's proportionate share of the $75 million Powell River Energy first mortgage bond bears interest at 6.92%, is due June 2009 and is secured by a charge on the respective Powell River Energy operating assets.

The $19 million Lake Superior Power mortgage loan bears interest at 9.41%, amortizes annually to December 29, 2006 and is secured by a charge on the company's Lake Superior Power cogeneration assets. The $151 million Mississagi Power mortgage loan bears interest at the 30-day Bankers Acceptance rate plus 60 basis points until March 3, 2003 and 80 basis points thereafter. The facility matures on September 4, 2003.

The US$113 million Great Lakes Hydro America mortgage loan bears interest at US prime plus 150 basis points and matures on January 30, 2005. The company has established a US$100 million loan facility with Brascan, its principal shareholder, which can be drawn down at any time, bearing interest at the prime rate and secured by the company's residual interest in Louisiana HydroElectric Power. At either party's option, the facility may be drawn down and converted into a fixed-rate financing at 9.75% repayable in 2015.

Principal repayments on the company's outstanding property specific borrowings due over the next five years and thereafter are as follows:

millions                                                     Annual Repayments
--------                                                     -----------------
2003                                                                     $ 483
2004                                                                         8
2005                                                                       235
2006                                                                         4
2007                                                                         2
Thereafter                                                                 173
                                                                         -----
                                                                         $ 905
                                                                         =====

9.   TERM DEBENTURES


millions                                                2002              2001
--------                                               ------           -------

Corporate debentures
  Series 1 (US$175)                                    $ 277             $ 278
  Series 3 (US$200)                                      316               318
                                                       -----             -----
                                                       $ 593             $ 596
                                                       =====             =====

The Series 1 debentures bear interest at the rate of 9.0% and are due in August 2004.

The Series 3 debentures bear interest at 8.3% and are due March 2005. Through the use of an interest rate swap, the company pays interest at a rate which varies with the LIBOR rate.

The fair value of the company's property specific borrowings and term debentures is $1,520 million (2001 -- $1,167 million) based on current market prices for debt with similar terms and risks.

                                                           2002 ANNUAL REPORT 17

10.  FUTURE INCOME TAX LIABILITY

The difference between the statutory rate and the effective rate of tax is attributable to the company's dividend income and equity earnings being taxed prior to receipt by the company. The company's future income tax liability of $120 million (2001 - $116 million) is comprised principally of temporary differences relating to property, plant and equipment. This amount is net of a future tax asset of $12 million (2001 - $21 million) relating to unused non-capital losses.

millions                                                  2002      2001
--------                                                ------    ------
Net income                                              $  167     $  131
Combined income tax rates                                  38%        41%
Statutory income tax rates applied
  to accounting income                                      63         54
Non-deductible expenses                                      2          1
Non-taxable dividends                                      (45)       (54)
Recognition of the benefit of tax losses                   (16)        (7)
                                                        ------     ------
Provision for income taxes                              $    4     $   (6)
                                                        ======     ======

11.  NON-CONTROLLING INTERESTS

Non-controlling interests include preferred shares, limited partnership interests and trust units owned by minority shareholders in the company's consolidated subsidiaries, as follows:

millions                                                  2002       2001
--------                                                ------     ------
Preferred shares issued by
  consolidated subsidiaries                             $   90     $   90
Limited partnership interests of
  consolidated subsidiaries                                  4          4
Trust units issued by
  consolidated subsidiaries                                256        177
                                                        ------     ------
                                                        $  350     $  271
                                                        ======     ======

12.  SHAREHOLDERS' EQUITY

The company is authorized to issue an unlimited amount of common shares, of which the following were issued and outstanding:

millions                                                  2002       2001
--------                                                ------     ------
101,383,135 (2001 - 101,383,135)
  Common shares                                         $  603     $  603
Retained earnings                                          523        448
                                                        ------     ------
                                                         1,126      1,051
Subordinated convertible debentures                        248        248
                                                        ------     ------
                                                        $1,374     $1,299
                                                        ======     ======

The subordinated convertible debentures mature September 30, 2013, bear interest at the prime rate subject to a minimum of 6% and a maximum of 8%, and are convertible at $10.00 per common share into 24.8 million common shares. Principal and interest are payable at the company's option with common shares.

The company is authorized to issue an unlimited amount of preferred shares, none of which are currently outstanding.

The following table summarizes the company's distributions to common shareholders and equivalents:

millions                                                  2002       2001
--------                                                ------     ------
Common share dividends                                  $   65     $   65
Convertible debt interest                                   15         16
                                                        ------     ------
                                                        $   80     $   81
                                                        ======     ======

13.  OTHER INFORMATION

millions, except per share amounts                        2002       2001
--------                                                ------     ------
Average diluted common
  shares outstanding                                     126.2      126.2
Basic earnings per share                                $ 1.50     $ 1.13
                                                        ======     ======

The company's two largest customers accounted for 8% and 7%, respectively, of total revenues in 2002 (2001 - 12% and 10%, respectively).

During 2002, no hydrological provisions (2001 - $7 million) were applied against power purchase costs and a $3 million (2001 - $10 million) recovery of hydrological provisions was included in revenue from power operations. At December 31, 2002, hydrological provisions totalled nil (2001 - $3 million).

14.  COMMITMENTS AND CONTINGENCIES

The company has entered into a power agency and guarantee agreement with the Great Lakes Power Trust (the "Trust"), in which the company has a 50% indirect interest, for a term of 20 years. This agreement requires the company to fund any deficiency amount between a guaranteed price for energy and the actual energy revenues earned by the Trust. The company is entitled to receive any revenues in excess of the guaranteed amount. The cumulative net surplus amount in 2002 was nil (2001 - $0.2 million).

In addition, the company agreed to provide to the Income Fund hydrology credit facilities in the amount of $25 million for a period of 15 years, of which not more than $8 million is permitted to be advanced during any given year. Of this amount, Lievre River Power has $15 million available until 2014 and Mississagi Power has $10 million available until 2019. These facilities bear interest at market rates.

15.  DERIVATIVE FINANCIAL INSTRUMENTS

Derivative financial instruments are utilized by the company in the management of interest rate and commodity exposures primarily related to the generation of electricity. It is the company's policy to restrict the use of derivative financial instruments for trading or speculative purposes to within predetermined limits.

The company formally documents relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking forward electricity sale derivatives to specific periods in which the company anticipates generating electricity for sale. The company also


18  GREAT LAKES POWER INC.

formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in the fair values or cash flows of the hedged items.

The company defers unrealized gains and losses on electricity commodity contracts designated as hedges and records them as an adjustment to power revenues when the underlying hedged transaction is recorded. Commodity contracts not designated as hedges are recorded in accounts receivable or accounts payable at fair value with changes in fair value recorded in power revenue.

                                       Notional              Notional
                          Range of       Amount    Average     Amount    Average
                          Maturity       Bought       Rate       Sold       Rate
                          --------     --------    -------   --------    -------
Electricity                1 month        2,284     $56.58      6,270     $54.89
                                to          GWh        per        GWh        per
                           3 years                     MWh                   MWh

As at December 31, 2002, contracts designated as hedges had a net fair value determined based on quoted market rates of negative $33 million, consisting of contracts with a positive mark-to-market of$38 million and contracts with a negative mark-to-market of $71 million. The company manages credit risks by entering into contracts with highly rated counterparties.

The company enters into interest rate swaps on its long term debt. The swap agreements require the periodic exchange of payments without the exchange of the notional principal amount on which the payments are based.

The company designates its interest hedge agreements as hedges of the underlying debt. Interest expense is adjusted to include the payments made or received under the interest rate swaps. The total notional amount of principal underlying interest rate swap contracts in 2002 was $466 million (2001 - $468 million). These contracts have maturities varying from one to three years, and have a favourable replacement value of $8 million (2001 - $26 million).

In the event a designated hedged item is sold, extinguished or matures prior to the termination of the related derivative instruments, any realized or unrealized gain or loss on such derivative instruments is recognized in income. In the event a derivative instrument in a designated hedge relationship is sold, extinguished or matures prior to the termination of the related hedged item, any realized or unrealized gain or loss is recognized in income on the same basis as the underlying hedged item.

16.  EMPLOYEE BENEFIT PLAN

The company offers a number of pension plans to its employees. The company's obligations under its defined benefit pension plans are determined periodically through the preparation of actuarial valuations. As of December 31, 2002, the assets of the plans totalled $40 million (2001 - $37 million) and accrued benefit obligation amounted to $43 million (2001 - $35 million) for a net accrued benefit liability of $3 million (2001 - $2 million). The benefit plan expense for 2002 was $0.3 million (2001 - $0.2 million). The investment rate of return was 7% (2001 - 7%). The discount rate used was 6.75% with a rate of compensation increase of 3.8%.

17.  GEOGRAPHIC SEGMENTED INFORMATION

The company operates in Canada and the United States. Revenues by country are as follows:


millions                                                    2002           2001
--------                                                   ------        -------
Canada                                                     $  288        $   258
United States                                                  52             12
                                                           ------        -------
                                                           $  340        $   270
                                                           ======        =======

Income by country is as follows:


millions                                                    2002           2001
--------                                                   ------        -------
Canada                                                     $  181         $  120
United States                                                  35             12
Other unallocated income (expenses)                           (49)            (1)
                                                           ------        -------
                                                           $  167         $  131
                                                           ======         ======

Power generating assets by country are as follows:


millions                                                    2002           2001
--------                                                   ------         ------
Canada                                                     $1,519         $1,027
United States                                                 636            330
                                                           ------        -------
                                                           $2,155         $1,357
                                                           ======         ======

Depreciation expense from power generating assets by country is as follows:


millions                                                    2002           2001
--------                                                   ------         ------
Canada                                                     $   34         $   27
United States                                                   6             --
                                                           ------        -------
                                                           $   40         $   27
                                                           ======         ======


                                                           2002 ANNUAL REPORT 19

FOURTH QUARTER 2002 FINANCIAL RESULTS

The company's unaudited financial statements for the fourth quarter of 2002 and 2001 are set out in the following tables:

CONSOLIDATED STATEMENT OF INCOME

(unaudited)
Three months ended December 31

millions, except per share amounts                      2002               2001
----------------------------------                    -------            -------

REVENUE
  Power revenue                                       $   78            $   57
  Power purchases                                         --                11
                                                      ------            ------
  Net power revenue                                       78                46
  Investment and other income                             22                25
                                                      ------            ------
                                                         100                71
                                                      ------            ------
EXPENSES

  Interest                                                26                20
  Operating and maintenance                               17                10
  Fuel purchases                                           6                 3
  Depreciation                                            10                 7
  Non-controlling interests                               --                 3
  Income and other taxes                                  12                 3
                                                      ------            ------
                                                          71                46
                                                      ------            ------
NET INCOME                                            $   29            $   25
                                                      ======            ======
DILUTED NET INCOME
  PER COMMON SHARE                                    $ 0.23            $ 0.20
                                                      ======            ======

CONSOLIDATED STATEMENT OF RETAINED EARNINGS


(unaudited)
Three months ended December 31
millions                                                2002               2001
--------                                              -------            -------

RETAINED EARNINGS
  Balance, beginning of period                        $ 526              $ 443
  Net income                                             29                 25
  Distributions to unitholders
    of common shares & equivalents                      (20)               (20)
  Adjustment for change
    in accounting policy                                 (8)                --
  Fund unit issue costs                                  (4)                --
                                                      ------            ------
                                                      $ 523             $  448
                                                      ======            ======

CONSOLIDATED STATEMENT OF CASH FLOWS


(unaudited)
Three months ended December 31
millions                                               2002               2001
--------                                             -------            -------

CASH FLOW FROM OPERATIONS
  Net income                                          $  29             $   25
  Add non-cash items
    Depreciation                                         10                  7
    Hydrological provisions                              (3)                (7)
    Other                                                 8                  7
                                                      ------            ------
CASH FLOW FROM OPERATIONS                             $  44             $   32
Net change in non-cash working capital                   41                 42
                                                      ------            ------
Cash provided by operating activities                    85                 74
                                                      ------            ------

FINANCING AND SHAREHOLDER DISTRIBUTIONS

  Borrowings                                             32                177
  Debt repayments                                         2               (104)
  Issuance of funds units                                --                 78
  Distributions:
    -- Great Lakes Hydro Income
         Fund unitholders                                (7)                (5)
    -- Common shares and equivalents                    (20)               (20)
                                                      ------            ------
                                                          7                126
                                                      ------            ------
INVESTING

Securities purchases                                    (10)               (57)
Securities sales                                         67                 40
Long-term investments                                   (36)                14
Loans and other receivables                             (91)              (152)
Power generating assets                                 (51)               (54)
                                                      ------            ------
                                                       (121)              (209)
                                                      ------            ------
CASH AND CASH EQUIVALENTS

Increase (decrease)                                     (29)                (9)
Balance, beginning of period                             39                 19
                                                      ------            ------
Balance, end of period                                $   10            $   10
                                                      ======            ======
SUPPLEMENTARY INFORMATION
Interest paid                                         $   21            $   22
Taxes paid                                            $    3            $    4
                                                      ======            ======

20  GREAT LAKES POWER INC.

TEN YEAR REVIEW


                                        2002     2001     2000     1999     1998     1997     1996    1995     1994     1993
                                      -------   ------   ------   ------   ------   -------  ------  ------   ------   ------

FINANCIAL RESULTS*

millions, except per share amounts
Gross revenues                        $  432   $  374    $  361   $  286   $  292   $  292   $  268  $  257   $  261   $  236
Power revenues                           340      270       246      188      191      187      168     150      143      119
Net income                               167      131       116      113      105      122      112     108      105       99
Common share dividends                    65       65        65       65       65       65       61      60       56      295
Assets                                 3,500    2,930     2,642    2,405    2,256    2,236    2,347   2,110    2,001    1,919
Capital base                           1,374    1,299     1,249    1,216    1,184    1,161    1,112   1,056    1,017      977
                                      ------   ------    ------   ------   ------   ------   ------  ------   ------   ------
PER COMMON SHARE(1)
Book value - Basic                    $11.11   $10.37    $ 9.87   $ 9.55   $ 9.23   $ 9.00   $ 8.52  $ 8.08   $ 7.69   $ 7.29
Net income - Diluted                    1.32     1.04      0.92     0.90     0.83     0.97     0.89    0.86     0.84     0.79
Dividends                               0.64     0.64      0.64     0.64     0.64     0.64     0.61    0.60     0.57    2.966
                                      ======   ======    ======   ======   ======   ======   ======  ======   ======   ======
OPERATING RESULTS

Installed capacity (MW)(2)             1,636      991       905      899      653      642      640     610      601      491
Electricity generation (GWh)(3)        5,584    3,959     4,003    4,222    2,361    2,649    2,947   2,311    2,261    2,370
                                      ======   ======    ======   ======   ======   ======   ======  ======   ======   ======

--------------------
 * Certain financial results for 2002 have been restated to conform with the 2001 presentation.

(1) All share and per share amounts prior to 1998 reflect the two-for-one stock split in March 1998.

(2) At 100%.

(3) Reflects  proportionate ownership.


DIRECTORS AND OFFICERS

BOARD OF DIRECTORS


JOHN E. BAHEN             ROBERT A. DUNFORD            EDWARD C. KRESS
Corporate Director        Corporate Director           Chairman
                                                       of the Corporation
ALEX G. BALOGH(1)         HARRY A. GOLDGUT
Chairman                  Co-Chairman and              SIDNEY A. LINDSAY(1)
Falconbridge Limited      Chief Executive Officer      President
                          of the Corporation           Lindsay Consultants
JACK L. COCKWELL
Group Chairman            J. BRUCE FLATT               GEORGE S. TAYLOR(1)
Brascan Corporation       President and                Corporate Director
                          Chief Executive Officer
RONALD J. DANIELS         Brascan Corporation
Dean, Faculty of Law
University of Toronto

------------
(1)  Member of Audit Committee


CORPORATE OFFICERS


EDWARD C. KRESS           COLIN L. CLARK               CRAIG J. LAURIE
Chairman                  Senior Vice-President,       Senior Vice-President and
                          Generation                   Chief Financial Officer
HARRY A. GOLDGUT
Co-Chairman and           LAURENT CUSSON               TREVOR D. KERR
Chief Executive Officer   Senior Vice-President,       Vice-President and
                          Marketing                    Treasurer
RICHARD LEGAULT
President and             ALAN V. DEAN                 DONALD TREMBLAY
Chief Operating Officer   Vice-President and           Senior Vice-President,
                          Secretary                    Finance


                                                           2002 ANNUAL REPORT 21

                             GREAT LAKES POWER INC.

                              BCE Place, Suite 300
                          181 Bay Street, P.O. Box 762
                            Toronto, Ontario M5J 2T3






                               (Printed in Canada)